

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 5, 2010

James J. Miller
President and Chief Executive Officer
National Intelligence Association, Inc.
1258 Golfview Drive
Woodridge, IL 60517

> **Re: National Intelligence Association, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed March 30, 2010**
> **File No. 333-163628**

Dear Mr. Miller:

      We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Directors, Executive Officers, Promoters and Control Persons, page 25

1. We note your response to comment six from our letter dated March 26, 2010, as well as your disclosure on page 21 that Mr. Miller is devoting "a sufficient amount of his time to ensure that the NIA is moving forward with its development and business plans." Please expand your disclosure to clarify: the extent of time he is required to devote to the affairs of the company; the extent of time he is devoting to activities with third parties; and the steps that have been taken to deal with any conflicts of interest that may arise from his outside activities. Please also update his biographical information to reflect the scope of his activities and responsibilities with third parties. If Mr. Miller is still involved with Investigative Services Agency, please clarify how National Intelligence Association's business will differ from that of Investigative Services Agency and include a risk factor addressing potential conflicts of interest Mr. Miller may have with respect to his involvement with two similar businesses.

*   *   *   *

James J. Miller
National Intelligence Association, Inc.
April 5, 2010
Page 2

       Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analysts at (202) 551-3354 with any questions.

Sincerely,
/s Robert Bartelmes, for

Larry Spirgel
Assistant Director

Cc: Wade D. Huettel, Esq.
     Via facsimile